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THOMAS J. FRIEDMANN thomas.friedmann@dechert.com +1 617 728 7120 Direct +1 617 275 8389 Fax

January 2, 2024

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Christina DiAngelo Fettig

Re:	Lafayette Square USA, Inc.

Annual Report on Form 10-K and Amendment No. 1 to Annual Report on Form 10-K/A for the Fiscal Year Ended December 31, 2022

File Number: 814-01427

Dear Ms. Fettig:

On behalf of Lafayette Square USA, Inc. (the “Company”), this letter responds to the comments provided telephonically by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”) to Dechert LLP, counsel to the Company, on November 17, 2023 relating to (i) the Company’s annual report on Form 10-K filed by the Company with the SEC on March 21, 2023 (such annual report being referred to herein as the “Annual Report”) and (ii) the Company’s amendment no. 1 to the Annual Report on Form 10-K/A filed by the Company with the SEC on May 9, 2023 (such amendment being referred to herein as the “Amendment No. 1”).

For your convenience, the Staff’s comments are summarized in this letter, and each comment is followed by the response of the Company.

1.	Comment: Under Item 405 of Regulation S-K, companies are allowed to omit disclosure from their Form 10-K about certain information that may typically be included in its proxy statement so long as the proxy statement is filed with the SEC not later than 120 days after the end of the fiscal year covered by the Form 10-K. If the company does not file a proxy statement within such 120-day period, it must then include the omitted information in a Form 10-K/A filed within that same 120-day period. Please acknowledge that Amendment No. 1 was not properly filed within such 120-day period and ensure that the Company puts in place proper internal controls to ensure future filings are made in conformity with this regulation.

Response: The Company acknowledges that Amendment No. 1 was not filed during the required 120-day period. The Company affirms that it has implemented enhanced policies and procedures (including checklists and compliance calendars) to ensure that future filings of periodic reports will be made by the applicable deadlines.

January 2, 2024 Page 2

2.	Comment: With respect to the cover page of Form 10-K, the Staff refers to the checkbox which indicates “whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days” and notes that the Company checked “No” in the Annual Report and then checked “Yes” in Amendment No. 1. The Staff asks the Company to confirm their response to such checkbox for the Annual Report and their annual report on Form 10-K filed for the year ended December 31, 2021 and to confirm that marking “No” in the Annual Report checkbox was a typo.

Response: The Company confirms to the Staff that “No” was marked as a typo, and the Company undertakes to correct this error in future filings.

3.	Comment: Pursuant to Item 105 of Regulation S-K, please ensure that the information under the heading “Summary of Risk Factors” on Form 10-K (as noted on page 48 of the Annual Report) consists of concise, bulleted or numbered statements totaling no more than two pages which summarize the principal factors that make an investment in the Company speculative or risky and that such summary of risk factors does not repeat any risks.

Response: The Company acknowledges the Staff’s comment. In its next annual report on Form 10-K, the Company undertakes to include a concise, bulleted Summary of Risk Factors.

4.	Comment: With respect to XBRL tagging of Form 10-K, please utilize the appropriate taxonomy instead of customary tags. Please avoid customary tags for fair valuation inputs (as seen on page 24 of the Annual Report) and for long-term debt (as seen on page 9 of the Annual Report). In addition, please explain why custom tags, as opposed to appropriate taxonomy, were utilized in the Annual Report.

Response: The Company confirms that all required XBRL elements will be tagged in compliance with Form N-2, General Instruction I.1 and Item 405 of Regulation S-T. The Company’s accounting and finance teams work with Workiva Inc., the Company’s financial service provider, to prepare the XBRL tagging and one of the Company’s outside law firms reviews the XBRL tagging.

The Company also notes that there was no relevant standard label available with respect to fair valuation inputs at the time of the filing of the Annual Report. Since then, standardized taxonomy regarding fair value has been added to the 2023 US GAAP Financial Reporting Taxonomy and, as such, the Company undertakes to update this label in all future reports. With respect to the customary tags for long-term debt, the Company initially chose to use a customary tag because it believed that no standard label was applicable; however, after a more detailed review at a later time, the Company identified a standard label that was appropriate and stopped using customary labels for long-term debt items on the Cash Flow Statement.

January 2, 2024 Page 3

5.	Comment: The Staff notes that the Company intends to elect to be treated as a regulated investment company (“RIC”) based on disclosure in the Annual Report. Please describe supplementally the Company’s intention to elect RIC status and its plan to do so, including with specific reference to its plans for how it intends to meet diversification requirements.

Response: The Company has operated as a C-corporation since it commenced operations as a business development company (“BDC”). The Company intends to elect RIC status under subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), effective for the taxable year beginning January 1, 2023, and ending December 31, 2023, by including such election in its U.S. federal income tax return for such year, with a filing deadline of October 15, 2024.

In anticipation of its RIC election for fiscal year 2023, the Company has performed quarterly RIC testing throughout 2023 and has also engaged an outside accounting firm to assist with its RIC compliance.

To qualify as a RIC under subchapter M of the Code, the Company must meet, among other requirements, certain organizational, quarterly asset diversification, character of annual gross income, and annual income distribution requirements, as well as make an election to be taxed as a RIC based on guidance in Section 851 of the Code and the related regulations.

The Company is a domestic closed-end management investment company that has elected to be regulated as a BDC under the Investment Company Act of 1940, as amended (the “1940 Act”), satisfying the organizational requirements under Sec. 851(a) of the Code which states, in relevant part, that a RIC is any domestic corporation which, at all times during the taxable year, is registered under the 1940 Act as a management company or unit investment trust, or has in effect an election under the 1940 Act to be treated as a BDC.

Section 851(b)(1) of the Code further states that a RIC election is required to be filed with a taxpayer’s tax return or that the taxpayer has made a RIC election for a previous taxable year. The Company did not make a RIC election for 2022, which was its previous taxable year.  Accordingly, the Company intends to compute taxable income as a RIC on Internal Revenue Service Form 1120-RIC and include an election to be taxed as a RIC for the first taxable year the election is applicable, which is intended to be December 31, 2023. The Company notes, however, that the ultimate timing of the RIC election will depend on its satisfaction of the other RIC qualification requirements.

Section 851(b)(2) of the Code states that at least 90% of a taxpayer’s gross income must be derived from dividends, interest, payments with respect to securities loans, and gains from the sale or other disposition of stock or securities or foreign currencies, or other income derived with respect to its business of investing in such stock, securities, or currencies, and net income derived from an interest in a qualified publicly traded partnership. The Company monitors gross income during the year and, through the quarter ended September 30, 2023, it determined that greater than 90% of its gross income was interest income, which is qualifying income for purposes of the gross income test. The Company will continue to monitor the character of its gross income through the taxable year ending on December 31, 2023 to ensure it meets this requirement.

Section 851(b)(3) of the Code states that, at the end of each quarter of a taxpayer’s taxable year:

•	at least 50% of the value of its assets must be cash and cash items (including receivables), government securities and securities of other RICs;
•	the value of other securities in respect of any one issuer should not exceed 5% of the value of the taxpayer’s total assets;
•	the taxpayer should not own more than 10% of the outstanding voting securities of any one issuer; and
•	Not more than 25% of the value of its assets can be invested in:
o	the securities of any one issuer (excluding government securities and the securities of other RICs);
o	the securities of two or more issuers which it controls, and which are determined to be engaged in the same or similar trades or businesses or related trades or business; or
o	the securities of one or more qualified publicly traded partnerships.

January 2, 2024 Page 4

The Company monitors its quarterly asset diversification requirements each quarter end through the preparation of preliminary asset diversification analyses to verify that the value of its qualifying assets should exceed 50% of the BDC’s total assets. The Company also prepares a final analysis at each quarter end to determine whether the BDC met the asset diversification tests. Based on the Company’s analyses performed for the quarters ended March 31, 2023, June 30, 2023, and September 30, 2023, the Company determined that its qualifying assets exceeded 50% of total assets, and it therefore met the asset diversification requirements for such quarters. The Company intends to continue to monitor its assets through the year ended December 31, 2023, and it intends to perform the same procedures with respect to each future quarter end to ensure that it meets the RIC asset diversification requirements on an ongoing basis.

Section 852(a) of the Code outlines the distribution requirement for a RIC. This section states that 90% of a taxpayer's investment company taxable income for the taxable year must be distributed. Additionally, it requires the distribution of 90% of the excess of its interest income, which is excludable from gross income under Section 103(a) of the Code, after subtracting the deductions disallowed under Sections 265 and 171(a)(2) of the Code. The Company makes distributions throughout the year that count toward satisfying both the requirement under Section 852(a) of the Code and the excise distribution requirement under Section 4982 of the Code. The Company plans to make a distribution in December using its best estimates available to satisfy the 98%/98.2% excise distribution requirement and thereby meet the 90% distribution requirement under Subchapter M. To the extent the 90% distribution requirement is not met prior to December 31, 2023, the BDC intends to make a spillback election under Section 855(a) of the Code and the related underlying regulations in its 2023 Form 1120-RIC filing to treat distributions paid in 2024 for purposes of its dividend paid deduction for the taxable year ended December 31, 2023.

6.	Comment: The Staff notes that the Company repeated a risk factor on pages 54 and 64 of the Annual Report under the heading “Each of the Adviser and the Administrator can resign on 60 days’ notice, and we may not be able to find a suitable replacement within that time, resulting in a disruption in our operations that could adversely affect our financial condition, business, and results of operations.” Please avoid the inclusion of duplicative risk factors in future filings.

Response: The Company acknowledges the Staff’s comment and undertakes to delete any repetitive risk factors in future filings.

7.	Comment: Pursuant to the requirements for documentation of internal controls under the Sarbanes-Oxley Act of 2002 (“SOX”), please ensure you include a statement in future filings on Form 10-K that that an accounting firm is not required to attest to internal controls of the Company under Section 404(b) of SOX because the Company is an Emerging Growth Company (“EGC”). The Company must nonetheless establish and maintain internal controls and provide reports on their effectiveness, as required by Section 404(a) of SOX.

Response: The Company acknowledges the Staff’s comment and undertakes to include disclosure regarding the Company’s internal control testing in future annual reports on Form 10-K in accordance with SOX requirements.

January 2, 2024 Page 5

8.	Comment: Under Item 201b(1) of Regulation S-K, an issuer must disclose the approximate number of holders of each class of common stock as of the latest practicable date. The Staff notes that page 86 of the Annual Report does not meet the requirements under Item 201b(1) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and undertakes to include the approximate number of holders of each class of its common stock in future annual reports on Form 10-K.

9.	Comment: Instruction 3 to Item 303b(3) of Regulation S-K requires that critical accounting estimates must be provided in a format that facilitates easy understanding and that supplements, and does not duplicate, descriptions of accounting policies and other disclosure already provided in the Form 10-K. The Staff notes that disclosure on pages 100 to 103 of the Annual Report that relates to the Company’s critical account policies merely repeat and does not supplement, disclosure in the notes to the financial statements.

Response: The Company acknowledges the Staff’s comment. The Company undertakes to enhance its disclosure regarding its critical accounting estimates and critical accounting policies in future filings of its annual report on Form 10-K in accordance with Item 303 of Regulation S-K, including providing a “Plain English” summary of such disclosure in the Management’s Discussion and Analysis section of the Company’s annual report on Form 10-K.

10.	Comment: With respect to the Schedule of Investments:

a.	Please identify any instrument that is pledged as collateral under any financing.

b.	In future filings, please consider disclosing the rate of any floors on investments under Footnote 7.

c.	In future filings, please include the applicable disclosure for restricted securities. Please add the acquisition date for each restricted securities under Footnote 8.

Response:

a.	The Company respectfully notes to the Staff that there were no instruments pledged as collateral under any financing arrangements as of December 31, 2022 and undertakes to identify instruments pledged as collateral, if any, in future filings.

b.	The Company acknowledges the Staff’s comment and undertakes to enhance the disclosure in its Schedule of Investments in future periodic filings.

c.	The Company acknowledges the Staff’s comment and undertakes to indicate which of its investments is a restricted security in compliance with Rule 12-12 of Regulation S-X in future periodic filings.

January 2, 2024 Page 6

11.	Comment: With respect to the references to exit fees payable on certain securities on page 93 of the Annual Report, please disclose the terms of any exit fees in any investment.

Response: The Company confirms to the Staff that none of the investments listed in the Annual Report as of and for the periods covered therein provided for an exit fee. The Company acknowledges the Staff’s comment, however, and undertakes to disclose in the footnotes to the financial statements the terms of any exit fees with respect to investments reported by the Company in future periodic filings, if any,

12.	Comment: Section 607(2)(b) of SOX requires that any expense in excess of 5% of total expenses must be broken out and disclosed separately. As such, the Staff refers to page 108 of the Annual Report and asks the Company to break out such expenses, as required.

Response: The Company acknowledges the Staff’s comment. The Company undertakes to break down any individual expense item that is greater than 5% of the Company’s total expenses (including any placement fee expenses) and it undertakes to disclose such information as a separate line item in the Company’s Consolidated Statement of Operations in compliance with Rule 607(2)(b) of Regulation S-X in future filings.

13.	Comment: With respect to notes to the financial statements, in future filings, please disclose the fair value of outstanding debt of the Company pursuant to FASB ASC 825-10-50-10(d).

Response: The Company acknowledges the Staff’s comment and undertakes to include disclosure of the fair value of the Company’s outstanding debt in future filings. In that regard, the Company respectfully notes to the Staff that it included such disclosures in its Periodic Report on Form 10-Q for the quarter ended September 30, 2023.

14.	Comment: In future filings, please disclose the asset coverage percentage as of the date of the Company’s most recent financial statements included in that filing, as required by Section 61(a)(2)(B)(i) of the 1940 Act.

Response: The Company acknowledges the Staff’s comment and respectfully notes to the Staff that it included the asset coverage on a per unit basis in Footnote 11 – Financial Highlights on page 132 of the Annual Report. The Company hereby undertakes to disclose its asset coverage percentage in future periodic filings.

15.	Comment: With respect to the Expense Support and Conditional Reimbursement Agreement entered into by the Company after the Company’s Form 10 became effective (as referenced on page 127 of the Annual Report):

a.	In future filings, please include an aging chart, conditions for recapture (including the expense ratio and distribution rate), the amount of expenses subject to recapture, and the amount of expense and distribution such recapture is tied to.

b.	Please explain the reason why no accrual was made for any reimbursement to LS BDC Adviser, LLC (the “Adviser”).

Response:

a.	The Company acknowledges the Staff’s comment and undertakes to include the information described in Comment 15.a in its future periodic filings. The Company also refers the Staff to its Interim Reports on Form 10-Q for the periods ended June 30, 2023 and September 30, 2023 and, in particular, Note 6 to such filings under the caption “Expense Support and Conditional Reimbursement Agreement,” which disclosed the reimbursement of certain payables and payment amounts.

January 2, 2024 Page 7

b.	Regarding any accrual with respect to amounts subject to reimbursement under the Company’s Expense Support and Conditional Reimbursement Agreement as of the balance sheet dates included in the Annual Report, the Company reviewed its accrued and unpaid reimbursement obligations to the Adviser, as per accounting rules under ASC 450, to see if any of these obligations needed to be reported in its Annual Report, and on every quarterly balance sheet filed pursuant to Form 10-Q thereafter. The Company determined that no such accrued and unpaid reimbursement obligations to the Adviser needed to be reported as of December 31, 2022 because the Company was operating at a loss as of such date.

16.	Comment: Footnote 2 under Note 11 on page 132 of the Annual Report refers readers to Note 9 on page 128 of the Annual Report. Staff is unclear how this cross reference relates to one another and asks the Company to clarify such cross reference supplementally or otherwise fix the cross reference.

Response: The Company acknowledges the Staff’s comment and hereby confirms that the cross-reference in question was incorrect. The Company does not believe that this cross-reference added any material information necessary for the users of the Company’s financial statements to understand Note 11 on page 132 and undertakes to correct such reference in future periodic filings.

17.	Comment: On page 126 of the Annual Report, the Company notes that as of December 31, 2022, the Company reimbursed $158 thousand for administration expenses. Later, on page 128 of the Annual Report, the Company notes that, for the same period, LS Administration, LLC (the “Administrator”) incurred $708 thousand in fees under the Administrative Agreement. Please explain the relationship between the $158 thousand amount and the $708 thousand amount.

Response: The Company acknowledges the Staff’s comment. With respect to the amounts cited by the Staff above, $708 thousand in administration fees were incurred for the period ending December 31, 2022, of which $158 thousand was paid by the Company. The remaining payable amount due in respect of administration fees was $550 thousand, which amount was appropriately disclosed in the Company’s consolidated statements of assets and liabilities.

18.	Comment: On page 127 of the Annual Report, the Company notes that as of December 31, 2022, $120 thousand was included in the Due to Affiliate line item in the Consolidated Statements of Assets and Liabilities for reimbursable expenses that were paid by the Administrator on behalf of the Company. Later, on page 128 of the Annual Report, the Company notes that, for the same period, the Company incurred $176 thousand of directors’ fees expenses, which were paid by a related party of the Adviser and are included in the Due to Affiliate line item in the Consolidated Statements of Assets and Liabilities. Please explain the relationship between the $120 thousand amount and $176 thousand amount.

Response: The Company acknowledges the Staff’s comment. The Company confirms that, as of December 31, 2022, $120 thousand was correctly included in the Due to Affiliate line item in the Consolidated Statements of Assets and Liabilities for reimbursable expenses that were paid by the Administrator on behalf of the Company. However, while Note 8 on page 128 of the Annual Report noted that $176 thousand was paid by a related party of the Adviser and was included in the Due to Affiliate line item in the Consolidated Statements of Assets and Liabilities, such amount was paid by the Company and not by any related party of the Adviser. Furthermore, such $176 thousand amount was correctly included in the Accounts Payable and Accrued Expenses line item on the Company’s Consolidated Statement of Assets and Liabilities rather than the Due to Affiliate line item. The Company undertakes to correct such disclosures in its future periodic filings.

January 2, 2024 Page 8

19.	Comment: The Staff refers the Company to Item 9C in Form 10-K. Please explain if any disclosure would have been required under Item 9C (i.e., disclosure regarding foreign jurisdictions that prevent inspections. Please ensure such information as required by Item 9C is included in all future Form 10-K filings.

Response: The Company acknowledges the Staff’s comment and respectfully confirms to the Staff that the Company did not conduct any operations or have any investments in Foreign Jurisdictions that prevent inspections. The Company undertakes to include such disclosure in its future periodic filings.

20.	Comment: With respect to the Amendment No. 1:

a.	In future filings, with respect to Item 10, please disclose the term of office and length of time served by executive officers as required under Item 401(b) of Regulation S-K.

b.	With respect to Item 14, please disclose certain categories of fees for the last two (2) years, instead of the last one (1) year as currently disclosed in Amendment No. 1.

c.	In future filings, please include the disclosure as required by Item 14(5)(ii) and Item 14(6) of Form 10-K.

Response: The Company acknowledges the Staff’s comment and hereby undertakes to enhance its disclosures with respect to the items listed in comments 20a, b and c above in its future periodic filings.

21.	Comment: Please confirm that the recapture of expenses waived pursuant to the Expense Support and Conditional Reimbursement Agreement is in accordance with the Staff’s views discussed at the May 22, 2013 AICPA Expert Panel Meeting and that any expenses that have been recaptured to date complies with this position: The Staff’s position is that any recoupment payment must be conditioned on (1) an expense ratio (excluding management or incentive fees) that, after giving effect to the recoupment, is lower than the expense ratio (excluding management or incentive fees) at the time of the fee waiver or expense reimbursement, and (2) a distribution rate (exclusive of return of capital, if any) equal to or greater than the rate at the time of the waiver or reimbursement.

Response: The Company acknowledges that the recapture of expenses waived pursuant to the Expense Support and Conditional Reimbursement Agreement is in accordance with the Staff’s views discussed at the May 22, 2013 AICPA Expert Panel Meeting and that any expenses that have been recaptured to date complies with this position.

*            *            *

January 2, 2024 Page 9

If you have any questions, please feel free to contact the undersigned by telephone at 617.728.7120 (or by email at thomas.friedmann@dechert.com). Thank you for your cooperation and attention to this matter.

Very truly yours,

Thomas J. Friedmann

cc:	Damien Dwin, Lafayette Square USA, Inc. David Kraut, Lafayette Square USA, Inc. Jonathan H. Gaines, Dechert LLP